October 6, 2022

Via EDGAR

Mr. Mark Wojciechowski
Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PNM Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-32462

Dear Mr. Wojciechowski:

Please allow this letter to serve as PNM Resources, Inc.’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 27, 2022 (the “Commission Comment Letter”) in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 1, 2022. When used in this letter, references to the “Company,” “we,” “us,” and “our” refer to PNM Resources, Inc. We have used other acronyms in this letter in the same context as defined in the documents referred to in your comments.

The Company’s response to the Commission Comment Letter is set forth below. For ease of reference, the Staff’s comment is printed in italics and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis, page A-27 Segment Information, page A-39

1.We note that you present Utility Margin as a non-GAAP measure of the PNM, TNMP and Corporate segments in your tabulations of operating results on pages A-39, A-42 and A-44, and that you define the measure as electric operating revenues less “cost of energy,” which primarily consists of fuel and purchase power costs for PNM, and costs charges by third-party transmission providers for TNMP. We also see that you utilize these non-GAAP measures within MD&A in your analyses of operating results.

Based on your disclosures, it appears that cost of energy excludes amounts that would be attributable to a GAAP measure of cost of revenue, as would be reflected in a GAAP measure of gross margin. We believe that you should identify gross margin as the most directly comparable GAAP measure in providing the disclosures required by Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. In consideration of the presentation of the non-GAAP measures of cost of energy as a component of utility margin used in the evaluation of operating performance of the PNM and TNMP segments, we intend to modify the current presentation to include a reconciliation of utility margin to the GAAP measure of gross margin, which we understand to be the most closely comparable GAAP measure. Gross margin and utility margin are not applicable to the Corporate and Other business segment, which we intend to clarify in the Segment Information Note on page B-35.

The Company has provided examples of these reconciliations and associated disclosures, which the Company plans to incorporate in future filings beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022.

Management’s Discussion and Analysis, pages A-39 and A-42

PNM

Non-GAAP Financial Measures

PNM defines utility margin as electric operating revenues less cost of energy, which consists primarily of fuel and purchase power costs. PNM believes that utility margin provides a more meaningful basis for evaluating operations than electric operating revenues since substantially all fuel and purchase power costs are offset in revenues as those costs are passed through to customers under PNM’s FPPAC. Utility margin is not a financial measure required to be presented and is considered a non-GAAP measure. PNM does not intend for utility margin to represent any financial measure as defined by GAAP however, the calculation of utility margin, as presented, most closely compares to gross margin as defined by GAAP. Reconciliations between utility margin and gross margin are presented below.

	Year Ended December 31,
	2021	2020
	(In millions)

Gross margin	466.1	441.9

Energy production costs	143.9	138.0
Transmission and distribution costs	49.8	49.5
Depreciation and amortization	170.4	165.3
Utility margin	830.2	794.7

[Continue with PNM Results of Operations disclosures]

TNMP

Non-GAAP Financial Measures

TNMP defines utility margin as electric operating revenues less cost of energy, which consists of costs charged by third-party transmission providers. TNMP believes that utility margin provides a more meaningful basis for evaluating operations than electric operating revenues since all third-party transmission costs are passed on to consumers through a transmission cost recovery factor. Utility margin is not a financial measure required to be presented and is considered a non-GAAP measure. TNMP does not intend for utility margin to represent any financial measure as defined by GAAP however, the calculation of utility margin, as presented, most closely compares to gross margin as defined by GAAP. Reconciliations between utility margin and gross margin are presented below.

	Year Ended December 31,
	2021	2020
	(In millions)

Gross margin	182.9	164.9

Transmission and distribution costs	31.5	28.4
Depreciation and amortization	90.4	87.8
Utility margin	304.8	281.1

[Continue with TNMP Results of Operations disclosures]

Segment Information, page B-35

(2) Segment Information

[Begin with usual disclosures and tables in Segment Note]

Non-GAAP Financial Measures

The Company defines utility margin as electric operating revenues less cost of energy. Cost of energy consists primarily of fuel and purchase power costs for PNM and costs charged by third-party transmission providers for TNMP. The Company believes that utility margin provides a more meaningful basis for evaluating operations than electric operating revenues since substantially all such costs are offset in revenues as fuel and purchase power costs are passed through to customers under PNM’s FPPAC and third-party transmission costs are passed on to consumers through TNMP’s transmission cost recovery factor. Utility margin is not a financial measure required to be presented and is considered a non-GAAP measure. PNM and TNMP do not intend for utility margin to represent any financial measure as defined by GAAP however, the calculation of utility margin, as presented, most closely compares to gross margin as defined by GAAP. Reconciliations between utility margin and gross margin are presented below.

	PNM	TNMP	Corporate and Other	PNMR Consolidated
	(In thousands)
2021
Gross margin	466,092	182,857	—	648,949

Energy production costs	143,931	—	—	143,931
Transmission and distribution costs	49,846	31,489	—	81,335
Depreciation and amortization	170,365	90,440	—	260,805	[1]
Utility margin	830,234	304,786	—	1,135,020

	PNM	TNMP	Corporate and Other	PNMR Consolidated
	(In thousands)
2020
Gross margin	441,831	164,896	—	606,727

Energy production costs	137,977	—	—	137,977
Transmission and distribution costs	49,534	28,409	—	77,943
Depreciation and amortization	165,325	87,799	—	253,124	[1]
Utility margin	794,667	281,104	—	1,075,771

	PNM	TNMP	Corporate and Other	PNMR Consolidated
	(In thousands)
2019
Gross margin	430,214	157,543	—	587,757

Energy production costs	142,545	—	—	142,545
Transmission and distribution costs	42,970	26,892	—	69,862
Depreciation and amortization	160,368	84,259	—	244,627	[1]
Utility margin	776,097	268,694	—	1,044,791

1 Corporate and Other depreciation and amortization represents corporate level activities that are billed at cost and reflected as general and administrative expenses at PNM and TNMP and therefore are not a component of gross margin or utility margin. See Note 1.

We believe that this response provides you all the information you need. If you have further questions, you can contact me or Leonard Sanchez, Associate General Counsel, at (505) 241-4941.

Sincerely,

/s/ Henry E. Monroy

Henry E. Monroy
Vice President, Corporate Controller – PNMR, TNMP
Vice President, Regulatory and Corporate Controller – PNM

cc: Lilly Dang, Staff Accountant
Lisa Eden, Chief Financial Officer, PNMR, PNM, TNMP